Exhibit 99.1

Arco Reports First Quarter 2021 Results

Arco delivers healthy operating results in 1Q21, with net revenue 27% higher YoY,

and adjusted EBITDA margin of 35.7%

São Paulo, Brazil, May 24, 2021 – Arco Platform Limited, or Arco or Company (Nasdaq: ARCE), today reported financial and operating results for the first quarter ended March 31, 2021.

“We delivered solid operating results in the first quarter of 2021 and we are encouraged by the early results from our sales cycle for the 2022 school year, as we once again benefit from industry-leading results from our partner schools at the national exam (ENEM) and continue to improve our platform and innovate. We are also excited with the initial results from our redesigned cross-sell initiative, which will help further accelerate the sale of supplemental products and leverage the scale of our Core segment. We note, however, that the COVID-19 pandemic is not yet fully behind us. We see risk of revenue recognition in 2021 to be slightly below the initially contracted values, as schools faced lower-than-expected enrollments, mostly concentrated in pre-K and kindergarten. We are hopeful that the environment for the education sector will improve, mostly from 2H21 onwards, as vaccination progresses in the country. As we look ahead, we are more than ever focused and excited with the outlook for our business and the value we can generate to our clients through our solutions. We are accelerating our product development pipeline, which may soon expand our revenue capture possibilities, particularly with our recent entry into the B2C segment in Brazil, which is an important step in that direction.” said Ari de Sá Neto, CEO and founder of Arco.

First Quarter 2021 Results

•	Net revenue of R$331.7 million;
•	Gross profit of R$244.5 million;
•	Adjusted EBITDA of R$118.4 million;
•	Adjusted net income of R$61.1 million;

Key Messages

•	Net revenues for the quarter increased 27% year-over-year to R$331.7 million, representing a strong 28.5% revenue recognition versus ACV bookings. Core solutions presented a 20% organic growth year-over-year to R$264.6 million, while Supplemental solutions increased 64% year-over-year to R$67.1 million, impacted by the acquisition of Escola da Inteligência concluded in December 2020.

•	Gross profit increased 26% year-over-year to R$244.5 million, with a 73.7% margin. Excluding depreciation and amortization, cash gross margin increased 160 bps to 78.7%.

•	Selling expenses excluding depreciation and amortization increased 35% year-over-year, representing 36% of revenues versus 34% in 1Q20, mainly impacted by the increase in sales personnel resulting from the restructuring of the commercial teams from recently acquired companies. General and administrative expenses excluding depreciation and amortization, on the other hand, increased only 7%, representing 22% of revenues, from 26% in 1Q20, as a result of a decrease in travel expenses. As a result, adjusted EBITDA reached R$118.4 million, 22% above 1Q20, with a 35.7% margin.

•	On Cash Flow, we expect cash generation from operations to accelerate going forward as receivables are paid and CAPEX and effective tax rate decline.

•	As partner schools faced challenges due to the COVID-19 pandemic, some payment terms were extended to provide financial aid to schools, resulting in an increase in trade receivables and temporarily affecting the working capital. This strategy is aligned with our commitment to preserving our prices and capturing and renewing contracts on healthy economic terms. Most receivables from the 2021 school year are still concentrated in 2021 (mostly between Q2 and Q4), with only 2% slipping to 2022, but we acknowledge this scenario might change depending on the evolution of the pandemic along the year. For example, 9% of receivables from the 2020 school year slipped to 2021, with 1/3 having already been collected through March 31, 2021. This commercial strategy led to a 23% sequential increase in trade receivables, reflecting 34% increase in neither past due nor impaired receivables and an 8% decline in past due or impaired receivables. As the profile of trade receivables improve, allowance for doubtful accounts starts to return to pre-pandemic levels, at around 1% of revenues.

Trade Receivables - Aging (R$ MM)	1Q21	1Q20	YoY	4Q20	QoQ
Neither past due nor impaired	481.9	326.7	47%	360.7	34%
1 to 60 days	20.5	19.3	6%	26.2	-22%
61 to 90 days	6.9	4.6	50%	10.0	-31%
91 to 120 days	4.5	2.2	105%	10.5	-57%
121 to 180 days	11.0	3.8	189%	18.9	-42%
More than 180 days	65.1	22.7	187%	52.4	24%
Trade receivables	589.8	379.3	56%	478.7	23%

Days of sales outstanding	1Q21	1Q20	YoY	4Q20	QoQ
Trade receivables (R$ MM)[1]	522.5	344.0	51.9%	415.3	25.8%
Net revenue LTM	1,071.8	717.4	49.4%	1,001.7	7.0%
DSO	178	175	1.7%	151	17.6%
Net revenue LTM pro-forma[2]	1,130.2	892.8	26.6%	1,080.6	4.6%
Adjusted DSO	169	141	20.0%	140	20.3%

1)	Trade receivables net of the balance of allowance for doubtful accounts.
2)	Calculated as net revenues for the last twelve months added to the pro forma revenues from businesses acquired in the period to accurately reflect the Company’s operations.

Allowance for doubtful accounts (R$ MM)	1Q21	1Q20	YoY	4Q20	QoQ
Allowance for doubtful accounts	(3.8)	(6.2)	-38%	(6.5)	-40%
% of Revenues	-1.2%	-2.4%	1.2 p.p.	-2.2%	1.0 p.p.
Allowance for doubtful accounts adjusted for COVID impact[1]	(3.8)	(3.1)	24%	(4.4)	-14%
% of Revenues	-1.1%	-1.2%	0.0 p.p.	-1.5%	0.3 p.p.

1)	Calculated excluding COVID-19 impact on allowance for doubtful accounts to better reflect a normalized level of this line.

•	Investments in product offering continue to be an important pillar for future growth. In the quarter Arco invested in content development and technological improvements, especially at Positivo, acquired in 2019, and SAS, as it focuses on further differentiating its offering in the beginning of the sale cycle for the 2022 school year. Consequently, CAPEX reached 10.8% of revenues, but is expected to decrease in upcoming quarters.

CAPEX (R$ MM)	1Q21	1Q20	YoY	4Q20	QoQ
Acquisition of intangible assets	32.7	17.1	92%	33.7	-3%
Educational platform - content development	17.0	8.8	93%	19.2	-12%
Educational platform - platforms and educational technology	7.4	3.3	120%	5.9	24%
Software	5.8	3.7	56%	5.8	0%
Copyrights and others	2.6	1.2	112%	2.8	-8%
Acquisition of property, plant and equipment	3.0	2.4	26%	5.2	-42%
TOTAL	35.7	19.4	84%	38.9	-8%

•	Arco is undergoing a corporate restructuring that will soon allow for capture additional cash tax benefits from business combinations. Some subsidiaries of SAS are expected to be incorporated by the end of 2021, leading to estimated tax savings of R$30 million. Other businesses should be incorporated along the years, generating relevant additional savings. Arco currently benefits from the incorporation of only three entities (Positivo, SAE and part of SAS), contributing to approximately R$60 million in current tax benefits. Arco’s effective tax rate has already decreased to 20.3% of taxable income (further details on the reconciliation of the taxable income below), from 32.3% in 1Q20, and should further reduce as we incorporate other acquired businesses in the coming years.

Intangible assets - net balances (R$ MM)	1Q21	1Q20	YoY	4Q20	QoQ
Business Combination	2,398.6	1,693.9	42%	2,387.6	0%
Trademarks	449.5	342.4	31%	449.0	0%
Customer relationships	275.3	187.1	47%	283.8	-3%
Educational system	224.5	222.5	1%	231.8	-3%
Softwares	7.9	1.8	345%	4.8	64%
Educational platform	6.1	6.7	-9%	6.3	-3%
Others¹	16.8	16.6	1%	17.5	-4%
Goodwill	1,418.4	916.8	55%	1,394.4	2%
Operational	177.0	106.5	66%	162.0	9%
Educational platform²	130.2	81.1	61%	119.8	9%
Softwares	34.8	16.0	117%	30.8	13%
Copyrights	11.8	9.2	29%	11.4	4%
Customer relationships	0.1	0.2	-31%	0.1	-11%
TOTAL	2,575.6	1,800.4	43%	2,549.6	1%

Amortization of intangible assets (R$ MM)	1Q21	1Q20	YoY	4Q20	QoQ
Business Combination	(55.0)	(20.5)	169%	(51.0)	8%
Trademarks	(6.4)	(4.6)	39%	(5.2)	24%
Customer relationships	(8.5)	(5.6)	51%	(6.8)	25%
Educational system	(8.0)	(6.5)	23%	(7.2)	11%
Softwares	(0.6)	(0.4)	67%	(0.6)	13%
Educational platform	(0.2)	(0.3)	-40%	(0.2)	0%
Others¹	(1.1)	(0.5)	109%	(0.9)	23%
Goodwill	(30.1)	(2.5)	1125%	(30.1)	0%
Operational	(18.6)	(9.6)	93%	(43.5)	-57%
Educational platform²	(13.6)	(7.2)	90%	(40.1)	-66%
Softwares	(2.9)	(1.0)	192%	(1.6)	83%
Copyrights	(2.0)	(1.4)	41%	(1.8)	12%
Customer relationships	(0.0)	(0.0)	0%	(0.0)	50%
TOTAL	(73.6)	(30.1)	145%	(94.5)	-22%

1)	Non-compete agreements and rights on contracts.
2)	Includes content development in progress.

			Amortizations with tax benefit in 1Q21
Amortization of intangible assets (R$ MM)	Impacts P&L	Originates tax benefit	Amortization	Tax benefit	Impact on net income
Business Combination			(45.5)	15.5	(30.1)
Trademarks	Yes	Yes²	(4.1)	1.4	(2.7)
Customer relationships	Yes	Yes²	(5.3)	1.8	(3.5)
Educational system	Yes	Yes²	(5.3)	1.8	(3.5)
Educational platform	Yes	Yes²	(0.2)	0.1	(0.1)
Others¹	Yes	Yes²	(0.5)	0.2	(0.4)
Goodwill	No	Yes²	(30.1)	10.2	(19.9)
Operational	Yes	Yes	(18.6)	6.3	(12.3)
TOTAL			(64.1)	21.8	(42.3)

1)	Non-compete agreements and rights on contracts.

2)	Amortizations are tax deductible only after the incorporation of the acquired business. In 1Q21, 62% of the balance of the intangible assets from business combinations generates tax benefits.

Amortization of intangible assets from business combination that generate tax	Businesses with current tax benefit (already incorporated)
benefit - schedule (R$ MM)	2021	2022	2023	2024	2025+	Undefined¹
Trademarks	16.8	16.9	16.9	16.9	244.1	132.3
Customer relationships	21.7	20.5	20.5	20.5	74.4	121.8
Educational system	22.6	22.0	21.0	21.0	101.7	34.2
Software	-	-	-	-	-	8.5
Educational platform	0.7	0.7	0.7	0.7	3.5	-
Others	1.5	1.2	1.1	0.9	-	9.5
Goodwill	120.5	120.5	120.5	114.6	341.2	631.2
Total	183.7	181.9	180.8	174.7	764.9	937.5
Maximum tax benefit	62.5	61.9	61.5	59.4	260.1	318.8

1)	Businesses with future tax benefit (to be incorporated).

•	Arco’s cash and cash equivalent position of R$1,018 million is robust to meet short term obligations of R$756 million in debt and accounts payable to selling shareholders. Arco has firm proposals from banks for a credit line between R$600 and R$700 million to further strengthen its balance sheet.

•	Looking ahead, Arco is paving the way to further accelerate growth by

o	Reinforcing the Core segment with top-of-mind brands. COC and Dom Bosco acquisition, which is still pending anti-trust approval, was strategic for Arco. First, it was financially accretive as price paid is equivalent to 14.4x 2020 EBITDA and is expected to generate tax benefit NPV of approximately R$214 mm when the businesses are incorporated. COC and Dom Bosco complement Arco’s current portfolio, both from a price and geographic point of view. They are top-of-mind brands and according to a study conducted by EY Parthenon in 2019, COC is among learning system brands with best awareness among parents and principals. COC and Dom Bosco have a proven track record of student admissions, with 48% of COC schools and 28% of Dom Bosco schools are in the top 3 in the national exam (ENEM) ranking for their municipalities. Arco has an extensive M&A track record of “acquire and improve” and will accelerate growth of the acquired solutions by applying its winning factors of high-quality content, relevant technology, reliable customer service and effective distribution. Finally, the acquisition includes a commercial agreement to distribute selected supplemental solutions from Pearson, which complement its current offering, boosting cross-sell opportunities.

o	Successfully launching cross-sell initiatives. Arco has invested in more incentives, bundle benefits and training. As a result, 72% of 2022 YTD new school intake for supplemental solutions comes from cross-sell initiatives.

o	Leveraging our superior value proposition. As a result of the focus on continuously evolving our products through differentiated technology, content and pedagogical services, Arco has increased in 15% the NPS for its legacy brands SAS and SAE to 88, and 13% for Positivo to 75 in 2020. Arco has helped its partner schools achieve strong academic results and is the leader in admissions in public universities through the national exam (ENEM), well ahead of the second player with respect to students admitted in 1st to 10th place.

o	Entering the huge and promising B2C market. Arco has already started investing in team and marketing, while focusing on increasing the share of premium offerings such as medicine test-prep courses to accelerate Me Salva!’s growth. As a result, Me Salva’s sales are expected to nearly double in 2021. By leveraging on Me Salva!’s high-quality test-prep offering, Arco expects to launch a B2B test-prep solution for partner schools as early as the second half of this year.

•	On the ESG front, Arco has concluded its first materiality assessment, indicating stakeholders’ priority themes related to impact on education and team as an asset, in line with Arco’s strategy and goals. As a result, the Company will initially pursue better disclosure and improvement in these topics.

Conference Call Information

Arco will discuss its first quarter 2021 results today, May 24, 2021, via a conference call at 6 p.m. Eastern Time (7 p.m. Brasilia Time). To access the call, please dial: +1 (412) 717-9627, +1 (844) 204-8942 or +55 (11) 3181-8565. An audio replay of the call will be available through May 31, 2021 by dialing +55 (11) 3193-1012 and entering access code 1608874#. A live and archived webcast of the call will be available on the Investor Relations section of the Company’s website at https://investor.arcoplatform.com/.

Information related to COVID-19 pandemic

As of March 31, 2021, there was a total net impact of R$447 thousand on the Company's condensed consolidated financial statements related to the COVID-19 pandemic mainly related to: (i) additional expenses of R$ 579 thousand related to health care in food and emotional health programs to the Company’s employees, and (iv) savings on rent concessions, regarding leased buildings, that occurred as a direct consequence of the COVID-19 pandemic, amounting R$132 thousand.

The Company assessed the existence of potential impairment indicators and the possible impacts on the key assumptions and projections caused by the pandemic on the recoverability of long-lived assets and concluded that there are no indications that demonstrate the need to recognize a provision for impairment of long-lived assets in the consolidated financial statements.

The future impact of the COVID-19 pandemic on an ongoing basis is still uncertain, and the Company’s management team will continue to closely monitor and assess the potential impacts it may have on the Company’s business, its financial performance and position.

For full disclosure regarding the COVID-19 discussion, please refer to the March 31, 2021 condensed consolidated financial statements submitted to the Securities and Exchange Commission on Form 6-K.

About Arco Platform Limited (Nasdaq: ARCE)

Arco has empowered hundreds of thousands of students to rewrite their futures through education. Our data-driven learning methodology, proprietary adaptable curriculum, interactive hybrid content, and high-quality pedagogical services allow students to personalize their learning experience while enabling schools to thrive.

Forward-Looking Statements

This press release contains forward-looking statements as pertains to Arco Platform Limited (the “Company”) within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, the Company’s expectations or predictions of future financial or business performance conditions. The achievement or success of the matters covered by statements herein involves substantial known and unknown risks, uncertainties, and assumptions, including with respect to the COVID-19 pandemic. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, the Company’s results could differ materially from the results expressed or implied by the statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward looking statements are made based on the Company’s current expectations and projections relating to its financial conditions, result of operations, plans, objectives, future performance and business, and these statements are not guarantees of future performance.

Statements which herein address activities, events, conditions or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. All statements other than statements of historical fact could be deemed forward looking, including risks and uncertainties related to statements about our competition; our ability to attract, upsell and retain customers; our ability to increase the price of our solutions; our ability to expand our sales and marketing capabilities; general market, political, economic, and business conditions in Brazil or abroad; and our financial targets which include revenue, share count and other IFRS measures, as well as non-IFRS financial measures including Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income Margin, Free Cash Flow and Adjusted Free Cash Flow.

Forward-looking statements represent the Company management’s beliefs and assumptions only as of the date such statements are made, and the Company undertakes no obligation to update any forward-looking statements made in this presentation to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

Further information on these and other factors that could affect the Company’s financial results is included in filings the Company makes with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in the Company’s most recent Forms 20-F and 6-K. These documents are available on the SEC Filings section of the Investor Relations section of the Company’s website at: https://investor.arcoplatform.com/

Key Business Metrics

ACV Bookings: we define ACV Bookings as the revenue we would contractually expect to recognize from a partner school in each school year pursuant to the terms of our contract with such partner school, assuming no further additions or reductions in the number of enrolled students that will access our content at such partner school in such school year (we define “school year” for purposes of calculation of ACV Bookings as the twelve-month period starting in October of the previous year to September of the mentioned current year). We calculate ACV Bookings by multiplying the number of enrolled students at each partner school with the average ticket per student per year; the related number of enrolled students and average ticket per student per year are each calculated in accordance with the terms of each contract with the related partner school.

Non-GAAP Financial Measures

To supplement the Company's condensed consolidated financial statements, which are prepared and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board—IASB, we use Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income Margin, Free Cash Flow and Taxable Income Reconciliation which are non-GAAP financial measures.

We calculate Adjusted EBITDA as profit (loss) for the year (or period) plus/minus income taxes, plus/minus finance result, plus depreciation and amortization, plus/minus share of (profit) loss of equity-accounted investees, plus share-based compensation plan, restricted stock units and provision for payroll taxes (restricted stock units), plus M&A expenses, plus non-recurring expenses and plus effects related to COVID-19 pandemic. We calculate Adjusted EBITDA Margin as Adjusted EBITDA divided by Net Revenue.

We calculate Adjusted Net Income as profit (loss) for the year (or period), plus share-based compensation plan, restricted stock units and provision for payroll taxes (restricted stock units), plus amortization of intangible assets from business combinations (which refers to the amortization of the following intangible assets from business combinations: (i) rights on contracts, (ii) customer relationships, (iii) educational system, (iv) trademarks, (v) non-compete agreement (vi) software and (vii) educational platform resulting from acquisitions), plus/minus changes in fair value of derivative instruments (which refers to (i) changes in fair value of derivative instruments—finance income, and plus (ii) changes in fair value of derivative instruments—finance costs), plus/minus changes in accounts payable to selling shareholders plus share of (profit) loss of equity-accounted investees, plus/minus changes in current and deferred tax recognized in statements of income applied to all adjustments to net income, plus/minus foreign exchange gains/loss on cash and cash equivalents, plus interest expenses, net, plus M&A expenses, plus non-recurring expenses and plus effects related to COVID-19 pandemic. We calculate Adjusted Net Income Margin as Adjusted Net Income divided by Net Revenue.

We calculate Free Cash Flow as Net Cash Flows from Operating activities, less acquisition of property and equipment, less acquisition of intangible assets. We consider Free Cash Flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by operating activities and cash used for investments in property and equipment required to maintain and grow our business.

We calculate Taxable Income Reconciliation as profit (loss) for the period adjusted for permanent and temporary additions and exclusions (for example, adjustments to provisions and amortizations in the period) and for all tax benefits that Arco is entitled to (for example, goodwill). The effective tax rate will be the current taxes for the period divided by the taxable income. In Brazil, taxes are charged based on the taxable income, not the accounting income, which means companies can have an accounting loss and a taxable profit. Additionally, Arco owns several companies and taxes are calculated individually.

We understand that, although Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income Margin, Free Cash Flow and Taxable Income Reconciliation are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. Additionally, our calculations of Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income Margin Free Cash Flow and Taxable Income Reconciliation may be different from the calculation used by other companies, including our competitors in the education services industry, and therefore, our measures may not be comparable to those of other companies.

Investor Relations Contact:

Arco Platform Limited

IR@arcoeducacao.com.br

Arco Platform Limited
Consolidated Statements of Financial Position

	March 31,	December 31,
(In thousands of Brazilian reais)	2021	2020
Assets	(unaudited)
Current assets
Cash and cash equivalents	360,356	424,410
Financial investments	657,348	712,645
Trade receivables	522,522	415,282
Inventories	69,230	74,076
Recoverable taxes	22,113	19,304
Related parties	3,838	9,970
Other assets	30,581	24,073
Total current assets	1,665,988	1,679,760

Non-current assets
Financial instruments from acquisition of interest	-	-
Deferred income tax	243,656	236,903
Recoverable taxes	1,121	1,121
Financial investments	14,294	10,349
Related parties	11,731	10,508
Other assets	25,280	22,239
Investments and interests in other entities	33,638	9,654
Property and equipment	26,481	26,087
Right-of-use assets	34,773	30,022
Intangible assets	2,575,577	2,549,637
Total non-current assets	2,966,551	2,896,520

Total assets	4,632,539	4,576,280

	March 31,	December 31,
(In thousands of Brazilian reais)	2021	2020
Liabilities	(unaudited)
Current liabilities
Trade payables	53,657	40,925
Labor and social obligations	87,102	85,069
Taxes and contributions payable	7,022	9,676
Income taxes payable	17,389	44,731
Advances from customers	97,185	23,080
Lease liabilities	14,565	12,742
Loans and financing	306,476	107,706
Accounts payable to selling shareholders	648,172	656,014
Other liabilities	3,042	331
Total current liabilities	1,234,610	980,274

Non-current liabilities
Labor and social obligations	37,642	36,570
Lease liabilities	25,593	22,478
Loans and financing	3,157	203,413
Provision for legal proceedings	2,201	1,366
Accounts payable to selling shareholders	1,160,408	1,130,501
Other liabilities	889	794
Total non-current liabilities	1,229,890	1,395,122

Equity
Share capital	11	11
Capital reserve	2,149,419	2,200,645
Share-based compensation reserve	87,387	80,817
Accumulated losses	(68,778)	(80,589)
Total equity	2,168,039	2,200,884

Total liabilities and equity	4,632,539	4,576,280

Arco Platform Limited
Interim Condensed Consolidated Statements of Income

	Three months period ended March 31,
	2021	2020
(In thousands of Brazilian reais, except earnings per share)	(unaudited)	(unaudited)
Net revenue	331,672	261,579
Cost of sales	(87,125)	(67,220)
Gross profit	244,547	194,359
Operating expenses:
Selling expenses	(119,658)	(87,900)
General and administrative expenses	(74,306)	(66,783)
Other income, net	1,525	412
Operating profit	52,108	40,088
Finance income	9,940	9,387
Finance costs	(38,614)	(38,339)
Finance result	(28,674)	(28,952)

Share of loss of equity-accounted investees	(1,023)	(706)

Profit before income taxes	22,411	10,430
Income taxes - income (expense)
Current	(17,353)	(32,188)
Deferred	6,753	25,579
Total income taxes – income (expense)	(10,600)	(6,609)
Net profit for the period	11,811	3,821

Basic earnings per share – in Brazilian reais
Class A	0.21	0.07
Class B	0.21	0.07
Diluted earnings per share – in Brazilian reais
Class A	0.20	0.07
Class B	0.21	0.07

Weighted-average shares used to compute net income per share:
Basic	57,411	54,939
Diluted	57,631	55,336

Arco Platform Limited

Interim Condensed Consolidated Statements of Cash Flows

	Three months period ended March 31,
	2021	2020
(In thousands of Brazilian reais)	(unaudited)	(unaudited)
Operating activities
Profit before income taxes for the period	22,411	10,430
Adjustments to reconcile profit (loss) before income taxes
Depreciation and amortization	48,052	28,675
Inventory reserves	2,224	2,106
Allowance for doubtful accounts	3,889	6,168
Loss on sale/disposal of property and equipment and intangible assets disposed	133	672
Fair value change in financial instruments from acquisition interests	-	54
Changes in accounts payable to selling shareholders	(2,188)	6,600
Share of loss of equity-accounted investees	1,023	706
Share-based compensation plan	9,366	8,907
Accrued interest	3,689	1,242
Interest accretion on acquisition liability	27,381	20,266
Income from non-cash equivalents	(3,766)	(2,039)
Interest on lease liabilities	1,019	732
Provision for legal proceedings	646	33
Provision for payroll taxes (restricted stock units)	(521)	5,888
Foreign exchange income (loss)	279	(742)
Other financial cost/revenue, net	(359)	-
	113,278	89,698
Changes in assets and liabilities
Trade receivables	(109,075)	(20,712)
Inventories	3,578	(485)
Recoverable taxes	(477)	(1,694)
Other assets	(3,931)	(17,036)
Trade payables	12,118	12,638
Labor and social obligations	2,335	(5,542)
Taxes and contributions payable	(2,804)	(2,560)
Advances from customers	73,783	49,480
Other liabilities	423	(58)
Cash generated from operations	89,228	103,729

Income taxes paid	(46,988)	(57,543)
Interest paid on lease liabilities	(860)	(425)
Interest paid on accounts payable to selling shareholders	(4,153)	-
Interest paid on loans and financing	(3,567)	-
Payments for contingent consideration	-	(3,696)
Net cash flows generated from operating activities	33,660	42,065

Investing activities
Acquisition of property and equipment	(2,998)	(2,377)
Payment of investments and interests in other entities	(25,027)	(12,675)
Acquisition of subsidiaries, net of cash acquired	(15,217)	-
Acquisition of intangible assets	(32,701)	(17,059)
Net sales (purchases) of financial investments	55,117	(183,176)
Net cash flows used in investing activities	(20,826)	(215,287)

Financing activities
Purchase of treasury shares	(53,026)	-
Payment of lease liabilities	(3,390)	-
Payment of loans and financing	(1,700)	(2,354)
Payment to owners to acquire entity’s shares	(18,493)	-
Loans and financing	-	198,925
Net cash flows (used in) generated from financing activities	(76,609)	196,571

Foreign exchange effects on cash and cash equivalents	(279)	742
(Decrease) increase in cash and cash equivalents	(64,054)	24,091

Cash and cash equivalents at the beginning of the period	424,410	48,900
Cash and cash equivalents at the end of the period	360,356	72,991
(Decrease) increase in cash and cash equivalents	(64,054)	24,091

Arco Platform Limited

Reconciliation of Non-GAAP Measures

	Three months period ended March 31,
(In thousands of Brazilian reais)	2021	2020
Adjusted EBITDA Reconciliation	(unaudited)	(unaudited)
Profit for the period	11,811	3,821
(+/-) Income taxes	10,600	6,609
(+/-) Finance result	28,674	28,952
(+) Depreciation and amortization	48,052	28,675
(+/-) Share of loss of equity-accounted investees	1,023	706
EBITDA	100,160	68,763
(+) Share-based compensation plan, restricted stock units and provision for payroll taxes (restricted stock units)	11,724	15,960
(+) M&A expenses	3,997	1,564
(+) Non-recurring expenses	1,875	7,231
(+) Effects related to Covid-19 pandemic	629	3,402
Adjusted EBITDA	118,385	96,920

Net Revenue	331,672	261,579
EBITDA Margin	30.2%	26.3%
Adjusted EBITDA Margin	35.7%	37.1%

	Three months period ended March 31,
(In thousands of Brazilian reais)	2021	2020
Adjusted Net Income Reconciliation	(unaudited)	(unaudited)
Profit for the period	11,811	3,821
(+) Share-based compensation plan, restricted stock units and provision for payroll taxes (restricted stock units).	11,724	15,960
(+) Amortization of intangible assets from business combinations	24,862	17,983
(+/-) Changes in fair value of derivative instruments	-	54
(+/-) Changes in accounts payable to selling shareholders	(2,188)	6,600
(+) Share of loss of equity-accounted investees	1,023	706
(+/-) Tax effects	(20,322)	(20,428)
(+/-) Foreign exchange on cash and cash equivalents	279	(742)
(+) Interest on acquisition of investments, net (linked to a fixed rate)¹	22,474	11,319
(+) Interest on acquisition of investments, net (adjusted by fair value)²	4,907	8,699
(+) M&A expenses	3,997	1,564
(+) Non-recurring expenses	1,875	7,231
(+) Effects related to Covid-19 pandemic	629	3,402
Adjusted Net Income	61,071	56,169

Net Revenue	331,672	261,579
Adjusted Net Income Margin	18.4%	21.5%

1)	Refer to interest expenses on liabilities related to business combinations and investments in associates that are linked to a fixed rate (CDI or SELIC).
2)	Refer to interest expense on liabilities related to business combinations and investments in associates that are adjusted by the fair value of the acquired business.

	Three months period ended March 31,
(In thousands of Brazilian reais)	2021	2020
Free Cash Flow Reconciliation	(unaudited)	(unaudited)
Cash generated from operations	89,228	103,729
(-) Income tax paid	(46,988)	(57,543)
(-) Interest paid on lease liabilities	(860)	(425)
(-) Interest paid on investment acquisition	(4,153)	-
(-) Interest paid on loans and financing	(3,567)	-
(-) Payments for contingent consideration	-	(3,696)
Cash Flow from Operating Activities	33,660	42,065
(-) Acquisition of property and equipment	(2,998)	(2,377)
(-) Acquisition of intangible assets	(32,701)	(17,059)
Free Cash Flow	(2,039)	22,629

	Three months period ended March 31,
(In thousands of Brazilian reais)	2021	2020
Taxable Income Reconciliation	(unaudited)	(unaudited)
Profit before income taxes	22,411	10,430
(+) Share-based compensation plan, RSU and provision for payroll taxes¹	8,570	9,209
(+) Amortization of intangible assets from business combinations before incorporation¹	4,901	14,524
(+/-) Changes in accounts payable to selling shareholders¹	17,646	17,118
(+/-) Share of loss of equity-accounted investees	(348)	(240)
(+) Net income from Arco Platform (Cayman)	5,649	629
(+) Fiscal loss without deferred	1,384	1,313
(+/-) Provisions booked in the period	4,473	11,310
(+) Tax loss carryforward	17,054	29,769
(+) Others	3,763	5,726
Taxable income	85,503	99,788

Current income tax under actual profit method	(29,071)	(33,927)
% Tax rate under actual profit method	34.0%	34.0%
(+) Effect of presumed profit benefit	492	561
Effective current income tax	(28,579)	(33,366)
% Effective tax rate	33.4%	33.4%
(+) Recognition of tax-deductible amortization of goodwill and added value²	10,838	922
(+/-) Other additions (exclusions)	388	256
Effective current income tax accounted for goodwill benefit	(17,353)	(32,188)
% Effective tax rate accounting for goodwill benefit	20.3%	32.3%

1)	Temporary differences between the carrying amount of an asset or liability in the balance sheet and its tax base that will yield amounts that can be deducted in the future when determining taxable profit or loss.
2)	Added value refers to the fair value of intangible assets from business combinations.